UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Choice Hotels International, Inc.
File No. 1-13393- CF#21871

Choice Hotels International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to the Form 8-K filed on March 24, 2008.

Based on representations by Choice Hotels International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through May 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated order.

Michael McTiernan
Special Counsel